Exhibit 3.4
                                                 The Ziegler Companies 1998 1O-K

3.06 Quorum. Except as otherwise provided by the Wisconsin Business Corporation
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Law, or by the articles of incorporation or these bylaws, a majority of the number of directors specified in Section 3.01 of these bylaws shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. Except as otherwise provided by the Wisconsin Business Corporation Law or by the articles of incorporation or by these bylaws, a quorum of any committee of the Board of Directors created pursuant to Section 3.12 hereof shall consist

02/18/97 - Amended to read "consist of three members in each of two classes, and two members in the remaining class."

Bylaw amendment dated 02/18/97 is rescinded by resolution of the Board of Directors dated 01/19/99.